Exhibit 99.29

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma to Present at The American Academy of Anti-Aging Medicine (A4M) and to
The American Academy of Private Physicians

Laval, Québec, CANADA – December 7, 2011 – Acasti Pharma Inc. (“Acasti”) (TSX-V.APO), a Neptune Technologies & Bioressources Inc. (Neptune) subsidiary, announces that it will be participating to the 2011 Anti-Aging Medicine and Biomedical Technologies meeting (A4M), booth 2062, from December 8 to 10 in Las Vegas.

In addition, Acasti was invited by The American Academy of Private Physicians (AAPP) to present The Omega-3 Phospholipid Webinar entitled: “An All-Natural Broad-Spectrum Lipid Therapy; as an Added Revenue Stream” potentially benefiting concierge doctors dispensing from their offices.  The Webinar will provide knowledge regarding Onemia™ (Omega-3 Phospholipids).

The AAPP is the national association of physicians who provide “concierge medicine,” fee-for-service, and other forms of health care delivery characterized by a direct, financial relationship between private physicians and their patients.  The first Onemia webinar was held on December 6th and was the first of a series to come.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ:NEPT – TSX:NTB)

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1.450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com

Howard Group Contact:
Dave Burwell
+1.888.221.0915
dave@howardgroupinc.com
www.howardgroupinc.com

# # #
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.